UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Company Information

Name of issuer: Uncle's Ice Cream

Legal status of issuer

    Form   C-Corporation

    Jurisdiction of Incorporation: WY

    Date of Incorporation: August 29, 2017

Physical Address of issuer: 67-106 Kealohanui St. #C-2, Waialua, HI 96791

Website of issuer: https://www.unclesicecream.com/

Current Number of Employees: 36 as of April 25, 2024

Financial Data Summary

	Most Recent Fiscal Year Ended December 31, 2023		Most Recent Fiscal Year Ended December 31, 2022	
Total assets	$	1,533,706	$	1,659,946
Cash equivalents	$	50,932	$	636,943
Accounts receivable	$	88,224	$	65,925
Short-term debt	$	853,593	$	170,131
Long-term debt	$	930,664	$	572,918
Revenue	$	1,525,665	$	1,331,861
COGS	$	1,380,007	$	789,779
Taxes paid	$	-	$	-
Net Income	$	(1,313,406)	$	(356,826)

Table of Contents

Form C-AR

Uncle's Ice Cream



Annual Report for the Fiscal Year Ended

December 31, 2023

Submitted April 25, 2024

Annual Report 2023

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Uncle's Ice Cream ("Uncle's," the "Company," "we," "us", or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC" or "Commission").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.unclesicecream.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

Each investor should consult his or her own financial advisor, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form C-AR is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

The securities sold by the Company were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The date of this Form C-AR is April 25, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

Other Information

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

CEO Certification Template

I, Paul D Logan, the Chief Executive Officer of Uncle's Ice Cream, hereby certify that the unaudited financial statements of Uncle's Ice Cream for the periods ending December 31, 2022, and December 31, 2023, included in this Form C-AR annual report, are true and complete in all material respects and that the information below reflects accurately the information reported or to be reported on our federal income tax returns.

The Company has not yet filed its federal tax returns for 2023 or Q4 2022 (first C-corp return). For 2022, the company filed taxes as an S-corporation for January 1 through September 30, showing total income of $1,033,887 and will file as a C-Corporation for October 1 through December 31, showing total income of $297,974. For 2022, total taxable income was $(356,826) with total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 25, 2024 (Date of Execution).

/s/ Paul D Logan

President and CEO

April 25, 2024

Exhibit A

Annual Report

(Exhibit A to Form C-AR)



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of Business

Uncle's Ice Cream, Inc. ("Uncle's" and also referred to as "we", "us", "our", or "Company") is a wholesale manufacturer of super-premium ice cream sandwiches. To ensure the level of quality and customer experience we insist upon, we control and perform all aspects of the ice cream and sandwich production process. Starting with the raw ingredient materials, we create the ice cream - including many popular "inclusions" such as caramelized bananas, chocolate ganache and apple pie - as well as our cookies. Then, we assemble, package, and deliver our sandwiches to our wholesale customers or our distributors, thereby supporting and maintaining a strong relationship with them.

Our ideal customers are grocery stores, mini-markets and popular venues people visit. To create strong local and regional demand, we actively engage with our enthusiastic fans, and we work to create demand that will bring repeat buyers into these retail stores.

Uncle's is a Wyoming corporation. The business began in 2013 as a "Husband/Wife Sole Proprietorship No Partnership Formed" and incorporated in Wyoming in 2017.

Uncle's was started by founders Paul and Barbara Logan as a gourmet dessert offering at a farmer's market on the North Shore of Oʻahu. The combination of high-quality, bold flavors and broad variety quickly caught on. Soon local retailers started requesting Uncle's to wholesale to them, and this became the main growth pathway as restaurants, grocery stores, Whole Foods Market, US military commissaries and mini markets, as well as tourist venues, became retail sales partners.

In 2020, Uncle's introduced a mini-sized ice cream sandwich with the same focus on quality, flavor and variety. This bite-sized delight captured a current major food trend towards smaller snack-sized offerings.

As of 2023, Uncle's production facility in Las Vegas, NV, began to produce and distribute our sandwiches on the US mainland. Las Vegas' strategically-advantageous placement for distribution to the markets we will be serving in California, Oregon, Washington, Nevada and Arizona (collectively, the "West Coast" market), made it an ideal location for the plant. And with the large Hawaiian community that gives rise to Las Vegas being referred to as the Ninth Island, Uncle's is right at home with our first US mainland production facility there.

With this expansion, we have access to the West Coast market, which is 28 times greater than the Oʻahu market, giving us the opportunity to bring aloha (and ice cream sandwiches) to millions more potential customers. In addition, this region's total number of visitors is 30 times greater than the number of visitors to Oʻahu. Thus, our Las Vegas facility is well-positioned to gain a strong foothold in the West Coast mark.

In Hawaiʻi, as of the end of 2023, Uncle's was available at over 140 locations on Oʻahu and we began distribution to the neighbor islands, with locations today on Maui, Hawaiʻi and Kauai.

Our Oʻahu plant expansion took place throughout the year, and should provide capacity for up to $2.5m in sales to serve more customers and an expanded Hawaiʻi presence.

Intellectual Property

On July 4, 2023, our trademark for "Uncle's Kū Aloha" became official with registration #7096523. Additional information related to this trademark is presented in the table below:

Registration #	Description	File Date	Grant Date	Country

7096523	Trademark Registration	The mark consists of the words UNCLE'S KU ALOHA in a stylized font	12/20/2021	7/4/23	USA

It is also our practice to copyright certain brand artwork, for example, various versions of our "Uncle Sammie" mascot. In addition, we protect our other intellectual property, in the form of trade secrets, business methods and know-how, through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants as appropriate.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Risk Factors

- *Uncertain Risk*

An investment in Uncle's involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in our Form C and this Form C-AR. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- *Any valuation at this stage is difficult to assess*

The valuation for the 2022 Regulation CF offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- *The transferability of Common Stock is limited*

Pertaining to any securities sold pursuant to Regulation CF, each investor should be aware that although the securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition, the investor may not transfer the securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

- ***Your investment could be illiquid for a long time***

You should be prepared to hold this investment for several years or longer. If you decide to sell these securities in the future, you may not be able to find a buyer. It is possible that the Company may be acquired at some point. However, that may never happen, or it may happen at a price that results in you losing money on your investment.

- ***Minority Holder; Securities with Voting Rights***

The Common Stock that a CF investor has bought has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company ("CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

- ***We may not have enough capital as needed and may be required to raise more capital.***

We anticipate needing access to funding in order to support our working capital requirements as we grow. Rising interest rates in 2023 created a difficult environment for obtaining credit on favorable terms.

- ***If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action.***

Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we would choose to cease our business activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our business activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- ***Terms of subsequent financings may adversely impact your investment***

We may need to engage in common equity, debt, or preferred stock financings in the future, which could reduce the value of your investment in our Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

- *We are not subject to Sarbanes-Oxley regulations and lack some of the financial controls and safeguards required of public companies.*

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

- *Management Discretion as to Use of Proceeds*

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of any equity investment offerings. Depending on the circumstances, we might change our business plans and strategies. We will neither need nor seek the consent of investors to change our plans. Thus, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- *You are trusting that management will make the best decision for the company*

You are trusting in management discretion. You have purchased securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

- *Our business projections are only projections*

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections are based on assumptions which management believes are reasonable.

There can be no assurance that we will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- *Our executive officers, directors and their affiliates will continue to exercise significant influence over our Company, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.*

Our executive officers, directors, five percent or greater stockholders and their respective affiliates own, in the aggregate, approximately [91.86]% of our common stock.

- ***Our management may not be able to control costs in an effective or timely manner.***

The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

- ***The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business***

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. In addition, we are dependent on Barbara Logan and Paul Logan, co-founders of the Company. We do not have long-term employment agreements with Barbara Logan and Paul Logan or any of our key personnel and do not maintain any "key person" life insurance policies. If we are unable to retain key personnel, or attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- ***We are reliant on one main type of service***

All of our current services are variants on one type of service, manufacturing and distributing ice cream novelties. Our revenues are therefore dependent upon the market for ice cream novelties.

- ***Our products could fail to achieve the sales projections we expected***

Our growth projections are based on an assumption that with a sufficient advertising and marketing budget our products will be able to gain traction on the US mainland at a rate similar to what we experience in our original, Hawai'i, market. It is possible that our products will fail to gain market acceptance in this new region for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- ***We face significant market competition***

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than we do. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not outperform us or that our products will be preferred to any existing or newly developed ones. It should further be assumed that competition will intensify.

- ***Maintaining, extending and expanding our reputation and brand image are essential to our business success.***

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brand or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected. Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

- ***The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products.***

The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations, and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products. This could compromise our competitive position and adversely impact our business.

- ***Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.***

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

- ***The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.***
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of

losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

- ***Our products are perishable and are dependent on being kept frozen.***

Our products have a "best by" date which is ten months from the production date. If any retailer has unsold Uncle's products past their "best-by" date, we take the product back, dispose of it, and issue a credit. Historically, this credit has not been material, and in 2023 this credit totaled less than $400. If any of our product inventory is not kept frozen and has thawed, then the products are disposed of.

- ***The ice cream sandwich business can be seasonal in nature, and we may experience fluctuations in results of operations and financial condition.***

We historically have experienced a moderate increase in sales from March through August due to favorable seasonality. Sales of ice cream sandwiches in the US mainland markets can be seasonal and dependent on weather, and we do not yet have historical data to forecast seasonal demand variations. Demand fluctuations could have a material adverse effect on our business, financial condition and results of operations.

- ***Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.***

The following factors, among others, could affect continued market acceptance and profitability of our products:
  - the introduction of competitive products;
  - changes in consumer preferences among novelty desserts;
  - changes in consumer eating habits;
  - changes in consumer perception about novelty desserts;
  - changes in consumer perception regarding the healthfulness of our products;
  - the level and effectiveness of our sales and marketing efforts;
  - any unfavorable publicity regarding novelty desserts;
  - any unfavorable publicity regarding our brand;
  - litigation or threats of litigation with respect to our products;
  - the price of our products relative to other competing products;
  - price increases resulting from rising raw material, ingredient, labor or other costs;
  - any changes in government policies and practices related to our products, labeling and markets;
  - regulatory developments affecting the manufacturing, labeling, marketing or use of our products; and
  - new science or research that disputes the healthfulness of our products.

- ***Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time***

Our ability to sell product is dependent on outside government regulation such as the Food and Drug Administration (FDA), Federal Trade Commission (FTC), Departments of Agriculture,

Commerce, and Labor, and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

- ***One of the potential risks we face in the distribution of our products is liability resulting from counterfeit, faulty, spoiled or tainted ingredients or components in our products.***

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there were to be serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient to cover our liability or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection. We could also become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image.

- ***We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.***

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, crops or other commodities, and fuel prices. Changes in our input costs could impact our gross margins if we are unable to increase our prices. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations. We use significant quantities of raw materials and food ingredients as well as packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

- ***The consolidation of retailers could adversely affect us.***

Retailers, such as supermarkets, in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

- ***We rely on third-party suppliers and vendors to provide ingredients and services essential to the success of our business.***

We rely on third parties to provide certain essential business functions for us, including supplying ingredients and packaging, as well as retailing our products. In certain instances, we may rely on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. We purchase the raw materials used in our ice cream and cookie production processes, including dairy, fruits, nuts, and other ingredients, from a number of domestic and foreign third-party suppliers, and we could face supply shortages in the future. The quantity, quality and price of agricultural products is dependent on many outside factors, including weather conditions, pests, fuel prices, government regulations and legislation affecting agriculture. It is possible that some of these third parties will fail to perform their services or provide us with ingredients or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. Although we believe that alternative suppliers would be available, if we were not able to find another option, a disruption in these key providers' operations could materially and adversely affect our business. It could result in our inability to meet customer demand, damage our reputation and customer relationships, and as a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- ***We may be dependent on distributors in the future.***

While we currently distribute our products on the island of Oʻahu and in Las Vegas using our own vehicles and staff, in the future we will rely on independent distributors for distribution to the neighboring Hawaiian Islands and West Coast. These independent distributor relationships would be new and untested, and sustained growth would require us to maintain such relationships and possibly enter into arrangements with additional distributors as we expand our markets. No assurance can be given that we will be able to maintain future distribution networks or secure additional distributors on terms favorable to us, or at all. The inability to secure distributors, the loss of any distributor, or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition, and results of operations.

Our utilization of delivery services for shipments would be subject to risks, such as increases in fuel prices, which could increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. While the current number of available distributors on the US mainland provides us with some flexibility, the number of distributors that service the Hawaiian islands from Oʻahu is more limited. In the future, we may from time-to-time change distributors, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from any then-current third-party transportation providers or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

- ***Substantial disruption to production at our manufacturing facilities could occur.***

A disruption in production at our production facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Such interruptions could cause delays in production and cause us to incur additional expenses, such as charges for expedited deliveries for products that are delayed. Additionally, our customers could cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Moreover, these may not be covered by our business interruption insurance, particularly if such disruptions do not result from damage to our physical property.

- ***Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.***

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our limited business interruption insurance. The potential impact of failing to deliver products on time could increase the cost of our products. Additionally, failure to deliver products could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

- ***We do not have business interruption insurance.***

At this time, we do not have any significant business interruption insurance. Any significant disruption of our business operation may adversely affect our business and results of operations.

- *Coronavirus-type events and the unknown future of the economy.*

We cannot predict every risk. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by management. It is not possible to foresee all risks that may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plan. Investors are encouraged to carefully analyze the risks and merits of our business and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

Operating Results – 2023 Compared to 2022

The year as reflected in the financial statements:

Uncle's entered 2023 with high expectations and excitement for realizing increases in our growth velocities in Hawai'i and with the opening of our new Las Vegas facility. Hawai'i had been hampered in 2022 by production capacity limitations which we were addressing by doubling the size of our Waialua factory, slated to be completed by mid-2023.   The construction of our new Las Vegas plant, which was delayed by over a year, was finally permitted to open in January 2023. We were ready then to gear up to supply the 60 locations our major mainland customer had agreed to open to us. As often happens in business, things change (remember COVID) and we spent the year responding to challenges and events that have tested us as a company and as founding partners. We'll dive into the challenges below to give you an understanding of what affected our financials this year.

Hawai'i

As we began 2023, our 1400 square foot Waialua factory was insufficient to meet the demand from over 100 wholesale locations on O'ahu that we supplied. We were fortunate to lease another similar-sized building across the street from the kitchen and we began renovating it to turn the space into a dedicated bakery making our artisanal cookies for the sandwiches. While the space had been a commercial kitchen in the past, it had been vacant for five years and had been gutted when it was previously shut down. Renovation included general cleanup and painting, installing refrigeration equipment for a walkin freezer, air conditioning, exhaust hood installation, triple sink installation and installing equipment for a bakery including mixer, dough depositor, multiple ovens, and refrigeration. By mid-year, the initial project was complete and our baking team was able to begin operations in the new space.

Summer was just getting underway when we were hit with multiple setbacks, including a power outage and a failure of our main backstock freezer. Both events resulted in the complete loss of a large quantity of our finished products and a difficult time of having no products to supply existing customers during the busiest season of the ice cream year. This experience highlighted the need for more robust storage capabilities so we embarked on the construction of a new 40-foot long walk-in storage freezer with triple equipment redundancy and a dedicated backup generator to safeguard against the increasing power outages O'ahu has been experiencing. These modifications were completed at the end of Q4 and have proven to be a huge asset for us.

With the completion of the expansion, we began working with Meadow Gold, (a local dairy distributor) to have them distribute Uncle's products to the neighbor islands of Hawai'i, Maui and Kauai, Hawaii's largest grocery chain, Foodland, and our new customer, Safeway. We are proud to finally have a presence on the outer islands and though this all was put in place by the end of the year, we did not have a window of time to see a material increase in 2023 revenue, but we have seen increased sales velocity in these channels in 2024 so far and look for added growth in 2024.

Price increases continued to affect our raw ingredient costs and supplies, such as packaging and services. Some vendors that we rely on had supply interruptions forcing us to use alternative vendors, usually with higher costs. We were able to increase some of our wholesale prices to our customers and also reset our catering pricing, which offset some of the added costs.

Labor has been a challenge at times as the small worker pool on the north shore is insufficient to supply the needs of the business community on this side of the island. Fortunately, our workplace has a good reputation and our current crew often is a source of new team members. We have implemented a benefits package for full-time employees and offer flexibility in scheduling to accommodate various family considerations. We see this issue continuing and are looking to implement a more consistent outreach to prospects, as well as looking for opportunities to automate some of our processes.

Vegas

The facility in Vegas was finally completed in January 2023, and we opened with the initial hiring of production managers, crew and a small administrative team. Our mission was to get the crew trained and ready to produce our classic and mini-sized sandwiches in 15 different flavors as soon as possible. We invested in upgrading our accounting and production systems for the anticipated manufacturing and sales volumes, as well as marketing. By mid-February, with training done, the team was ready to begin production. For two years we'd been in communication with our principal mainland customer arranging for our products on the continent. Unfortunately, when we were ready, they had just begun a restructuring of their organization and we would only be able to get into 13 stores in AZ and NV. The additional stores would now need the approval of a new buyer team. It turned out to be a year of "soon" as conversations and negotiations with this group continued throughout 2023. Finally, we were given a written award in early 2024 to supply our mini sandwiches to 125 of their locations on the West Coast. To say this delay caused severe financial issues for 2023 and early 2024 would be an understatement, but we're looking forward to exceeding their expectations when we launch in these stores in late May 2024.

With the prospect of a major customer coming online anytime, we stayed ready for much of the year, while taking care of existing customers. In the meantime, we were making sales calls looking for other opportunities which resulted in signing with an Arizona distributor who got us into some casinos, hotels, schools and sports arenas in the Phoenix area and other prospects. We attended the annual military show in Honolulu and got the approval from the national frozen food buyer for the US military grocery stores to allow us to sell to all of their locations across the US starting with the West Coast bases which should start in mid year 2024. We also received approval to supply the military mini-marts on the Army and Air Force bases in California. Once these locations are all turned on, we anticipate a healthy production level for the Vegas plant.

To weather this low level of demand in 2023, we reduced expenses dramatically at the Las Vegas facility. We renegotiated key contracts to reduce expenses, reduced administrative and production staff, and we were able to retain key managers at reduced levels. Still, as the financials show, weathering this situation was costly. Keeping even a minimal level of production going still required rent, utilities, insurance, lease payments, payroll (though diminished), COGS, and debt service to continue. Our cash reserves were used and we had to take on new debt and eventually another round of fundraising, reaching out to our accredited investors.

On April 14, 2024, we received the first purchase orders to supply to 125 Whole Foods locations with our mini sandwiches. The first delivery will be mid May and the production team has been restaffed (some of our original crew have returned) and jumped into action to start producing the 130,000 sandwiches that needed to fill this initial order. We look forward to this marking an inflection point in Uncle's growth on the West Coast.

Exhibit B

Financial Statements
(Unaudited)

(Exhibit B to Form C-AR)

April 25, 2024



Index to Financial Statements

Uncle's Ice Cream

Balance Sheets
(Unaudited)

	December 31, 2023	December 31, 2022
Assets		
Current Assets		
Cash and Cash Equivalents	$ 50,932	$ 636,943
Accounts Receivable, Net	88,668	65,925
Inventory	88,224	58,602
Other Current Assets	(1,023)	57,316
Total Current Assets	236,855	818,786
Fixed Assets, Net		
Fixed Assets	2,167,937	1,440,304
Accumulated Depreciation and Amortization	(889,867)	(623,860)
Total Fixed Assets, Net	1,278,070	816,444
Other Assets		
Deposits and Prepayments	28,834	24,716
Total Other Assets	28,834	24,716
Total Assets	$ 1,553,706	$ 1,659,946
Liabilities and Equity		
Current Liabilities		
Accounts Payable	113,487	90,759
Short-Term Debt	853,593	170,131
Other Current Liabilities	138,024	114,795
Total Current Liabilities	1,105,104	375,685
Long-Term Liabilities		
Long-Term Debt	930,664	572,918
Total Long-Term Liabilities	930,664	572,918
Stockholders' Equity		
Common Stock $0.0001 par value, 10,000,000 shares authorized, 6,530,085 and 6,000,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively	653	653
Additional Paid-In Capital	1,143,057	1,023,880
Retained Earnings (Accumulated Deficit)	(1,645,773)	(313,190)
Total Stockholders' Equity	(502,063)	711,343
Total Liabilities and Equity	$ 1,533,706	$ 1,659,946

Uncle's Ice Cream

Statements of Operations
(Unaudited)

		For the Years Ended December 31,		
		2023		**2022**
Revenue				
Sales	$	1,525,665	$	1,331,861
Cost of Goods Sold		1,380,007		789,779
Gross Profit		145,658		542,082
Operating Expenses				
General and Administrative		384,583		82,743
Marketing and Advertising		114,436		7,251
Payroll and Related		269,064		107,865
Utilities and Facilities		371,731		149,834
Distribution		135,040		98,716
Total Operating Expenses		1,274,854		446,409
Total Net Income before other Income/(Expense)		(1,115,797)		95,673
Other Income (Expense)				
Other Income		6,247		2,340
Other Expense		(80,335)		(427,151)
Total Other Income (Expense)		(74,088)		(424,811)
Depreciation and Amortization Expense		116,334		27,688
Income (Loss) before Provision for Income Tax		(1,129,196)		(356,826)
Provision for Income Tax		-		-
Net Income (Loss)	$	(1,313,406)	$	(356,826)

Numbers may not foot due to rounding

Uncle's Ice Cream

Statements of Changes in Stockholders' Equity
(Unaudited)

	Shares of Common Stock	Common Stock		Additional Paid-In Capital		Retained Earnings (Accumulated Deficit)		Total Stockholders' Equity (Deficit)
Balance as of January 1, 2022	6,000,000	$	600		-	43,636		44,236
Issues of common stock, net of costs	530,085		53		1,023,880	-		1,023,933
Net loss	-		-		-	(356,826)		(356,826)
Balance as of December 31, 2022	6,530,085	$	653	$	1,023,880	$ (313,190)	$	711,343
Issue of SAFE, PY JE to Ret Earn					119,177	-		119,177
Net loss, PY JE to Ret Earn	-		-		-	(1,332,584)		(1,332,584)
Balance as of December 31, 2023	6,530,085	$	653	$	1,143,057	$ (1,645,774)	$	(502,064)

Numbers may not foot due to rounding

Uncle's Ice Cream

Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31,	
	2023	**2022**
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (1,313,406)	$ (356,826)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	266,007	102,860
Changes in Operating Assets and Liabilities:		
Changes in Accounts Receivable	(22,743)	(13,967)
Change in Inventory	(29,622)	(32,140)
Changes in Prepaid Expenses and Other Assets	53,197	(58,396)
Changes to Accounts Payable	22,728	90,862
Changes to Accrued Liabilities and Other Liabilities	707,713	175,362
Net cash provided by operating Activities	(316,125)	(92,245)
Cash Flows from Investing Activities		
Capital Expenditures	(727,633)	(719,731)
Net cash provided by investing activities	(727,633)	(719,731)
Cash Flows from Financing Activities		
Changes in Debt Proceeds	357,746	321,675
Changes in Capital Stock	119,178	1,023,932
Net cash provided by financing activities	476,924	1,345,607
Net increase (decrease) in cash	(566,833)	533,631
Cash - Beginning of Period	636,943	103,312
Cash - End of Period	$ 50,932	$ 636,943

Numbers may not foot due to rounding

NOTES TO FINANCIAL STATEMENTS

Revenues

Total revenue for the year ended December 31, 2023 increased by $193,804, or 14.6%, to $1,525,665 compared to $1,331,861 for the year ended December 31, 2022. The increase is attributable to:
- Hawaiʻi sales increased through organic growth on Oʻahu
- Q4 initial sales began into the neighbor island markets
- Mainland sales began mid-year into 11 Whole Foods stores and three military bases in Nevada and Arizona

Cost of Goods Sold

Total cost of goods sold for the year ended December 31, 2023, increased by $590,228, or 74.7%, to $1,380,007 and 90.5% of total revenue, compared to $789,779 and 59.3% of total revenue for the fiscal year ended December 31, 2022.

- Las Vegas factors that contributed to COGS increase
  - Startup of Vegas facility hiring 10-person production crew and managers, beginning in January
  - Acquiring initial inventories of packaging, requiring investment in large quantities, new artwork, etc.
  - Low efficiencies with initial crew training

- Hawaiʻi factors that contributed to COGS increase

  - Multiple power outages and equipment failures led to spoiled finished inventory that had to be disposed of
  - Price increases for many of our raw ingredients. Supply interruptions that required us to purchase from higher-cost suppliers than our normal vendors

Gross Profit

Total gross profit for the year ended December 31, 2023, decreased by $396,424, or 73.1%, to $145,658 and 9.6% of total revenue, compared to $542,082 and 40.7% of revenue for the year ended December 31, 2022.

Operating Expenses

The Company's operating expenses consist of, among other things, general and administrative expenses, marketing and advertising expenses, payroll and related expenses, utilities and facilities expenses, and distribution costs. Total operating expenses for the year ended December 31, 2023, increased by $828,445, or 186%, to $1,274,854, compared to $446,409 for the year ended December 31, 2022. Operating expenses in 2023 were 83.6% of revenues versus 33.5% in 2022.
- Significant investment in new accounting, production and inventory system additions

29

- Large increase in marketing budgets for building brand awareness, especially in new markets, mainland and neighbor islands
- Adding administrative and human resources staff in both locations
- Facilities and utilities expenses increased in both locations for expanded space in Hawai'i and Las Vegas
- Distribution expenses increased with the addition of the mainland stores

General and Administrative

General and administrative expenses include the costs of accounting, administration and human resources, travel, legal services, insurance and supplies. Total general and administrative expenses for the year ended December 31, 2023 increased by $301,839, or 364% to $384,583, compared to $82,743 for the year ended December 31, 2022. General and administrative expenses in 2023 were 25.2% of revenues versus 6.2% in 2022.

Marketing and Advertising

Marketing and advertising expenses consist of social media, public relations and advertising content creation and activities. It also includes trade shows and sales expenses. Total marketing and advertising expenses for the year ended December 31, 2023, increased by $107,185, or 1478%, to $114,435, compared to $7,251 for the year ended December 31, 2022. Marketing and advertising expenses in 2023 were 7.5% of revenues versus 0.5% in 2022.

Payroll and Related

Payroll and related expenses consist of management and administrative personnel costs, including accounting clerical and human resources. Total payroll and related expenses for the year ended December 31, 2023, increased by $161,200, or 149%, to $269,064, compared to $107,865 for the year ended December 31, 2022. Payroll and related expenses in 2023 were 17.6% of revenues versus 8.1% in 2022.

Utilities and Facilities

Utilities and facilities expenses consist of rent, public utilities and telephone. Total utilities and facilities expenses for the year ended December 31, 2023, increased by $221,897, or 148%, to $371,732, compared to $149,834 for the year ended December 31, 2022. Utilities and facilities expense in 2023 was 24.4% of revenues versus 11.2% in 2022.

Distribution

Distribution expenses consist of delivery drivers' compensation, travel, vehicle costs and fuel. Total distribution expense for the year ended December 31, 2023, increased by $36,324, or 36.8%, to $135,040, compared to $98,716 for the year ended December 31, 2022. Distribution expenses in 2023 were 8.9% of revenues versus 7.4% in 2022.

Historical results and cash flows

In 2023, the operation had a negative cash flow of ($566,833), compared to $533,631 in 2022. Working capital borrowing was $557,113 at 12/31/23.

Debt

The Company has the following debt outstanding as of December 31, 2023:

Lender Name	Type	Maturity Date	Interest Rate	Loan Balance
First Hawaiian Bank	auto	9/12/2027	5.88%	33,664
First Hawaiian Bank	EIDL	9/22/1950	3.75%	137,095
Whole Foods	equip	3/1/2024	5%	3,544
First Hawaiian Bank	equip	5/31/2024	5.825%	6,661
First Hawaiian Bank	equip	2/20/2025	5.725%	19,551
First Hawaiian Bank	auto	1/31/2026	5%	13,360
First Hawaiian Bank	LOC	4/16/2024	Prime + 2.25%	100,000
First Hawaiian Bank	7a expansion	9/14/2029	7.75%	363,843
CIT	equip	12/20/2026	4.73%	17,638
CIT	equip	2/18/2025	6%	11,374
CIT	equip	3/27/2028	12.54%	44,753
CIT	equip	3/20/2028	12.54%	29,159
CIT	equip	5/24/2028	12.54%	14,227
CIT	equip	5/5/2028	12.54%	15,118
CIT	equip	5/31/2028	12.58%	30,186
Channel Partner	op cap	12/28/2024	25.06%	106,323
Channel Partner	op cap	1/31/2025	25.07%	56,709
Penske	auto	2/28/2027	3.51%	31,724
Penske	auto	2/28/2027	4.48%	25,641
Penske	auto	6/30/2028	3.51%	26,684
D Trust	LOC	10/27/2025	6.99%	186,359
Shareholders	LOC	7/1/2024	6.00%	107,722
10360 Ashton Properties	property lease	12/31/2026		319,339
Watumull Properties	property lease	4/30/2025		83,585
Total				$1,784,257

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Litigation

The Company is not subject to any current or threatened litigation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of its ice cream sandwiches when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and HI state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for tax returns filed in the past 3 years. The Company currently is not under examination by any tax authority.

Directors and Officers

Name: Paul D Logan
Paul D Logan's current primary role is with the Company.
Positions and offices currently held with the Company:
Position: President and Director
Dates of Service: June 2013 – Present
Responsibilities: Operations, Product Development, Production, Distribution and Customer Service

Name: Barbara J. Logan
Barbara J. Logan's current primary role is with the Company.
Positions and offices currently held with the Company:
Position: Director and Secretary/Treasurer
Dates of Service: June 2013 – Present
Responsibilities: Brand and Marketing, Social Media & Customer Relations, Accounting, Administration

Other business experience in the past three years:
Employer: SENS Research Foundation
Title: Volunteer Board Member
Dates of Service: January 2009 – Present
Responsibilities: Participate as a board member in ensuring the organization adheres to the law and to its mission and is a good fiduciary of the funds it receives and employs.

Principal Securities Holders

Title of class: Common Stock

Stockholder Name: Paul D Logan
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 45.94

Title of class: Common Stock
Stockholder Name: Barbara J. Logan
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 45.94

Ownership

As of December 31, 2023, and as of April 25, 2024, a majority of the Company's common stock is owned equally by Paul D Logan and Barbara J. Logan, and their ownership represents approximately 91.88% of the outstanding shares of common stock. Several affiliated investors own approximately 0.1% of the outstanding shares of common stock. Approximately 8.12% of outstanding common stock is owned by investors who participated in the 2022 Regulation CF Offering, which closed in November 2022, and StartEngine Crowdfunding, Inc. ("StartEngine" or the "Crowdfunding Platform"). The 8.12% of outstanding common stock issued to investors includes approximately 8.0% owned by those who invested in the CF Offering and 0.12% owned by the Crowdfunding Platform.

Name	Shares of Common Stock Held	Percentage Ownership
Paul D Logan	3,000,000	45.94%
Barbara J. Logan	3,000,000	45.94%
Officers	6,000,000	91.88%
Crowdfunding Investors	522,175	8.00%
Crowdfunding Platform	7,910	0.12%
Total Issued Shares	530,085	8.12%
Total Outstanding Shares	6,530,085	100.00%

Name	Shares of Common Stock Held	Percentage Ownership
Paul D Logan	3,000,000	45.94%
Barbara J. Logan	3,000,000	45.94%
Affiliates	6,593	0.10%
Officers and Affiliates	6,006,593	91.98%

Crowdfunding Investors and Platform		523,492	8.02%
Total Outstanding Shares		6,530,085	100.00%

Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

For the years ended December 31, 2023 and 2022, the Company conducted the following transactions with related persons:

Related Party	Relationship to Company	Nature of Transactions	Amount of Transactions
Hawaii's Special / North Shore Coffee Roasters	Hawaii's Special / North Shore Coffee Roasters is owned by David Delventhal, and David Delventhal is Paul Logan's brother	We purchase ingredients used to make ice cream (e.g., roasted coffee beans) from Hawaii's Special / North Shore Coffee Roasters	For the years ended December 31, 2023 and 2022, Uncle's purchases from Hawaii's Special / North Shore Coffee Roasters totaled $5,605 and $1,784, respectively
C. Victoria Custom Art	C. Victoria Custom Art is owned by Cassandra Mendel, and Cassandra Mendel is Paul and Barbara Logan's daughter	We purchase artwork used for branding and marketing	For the years ended December 31, 2023, and 2022, Uncle's purchases from C. Victoria Custom Art totaled $0 and $1,952, respectively

Our Company Securities

Common Stock

The Company has authorized 10,000,000 shares of its common stock with a total of 6,530,085 shares of common stock issued and outstanding.

Voting Rights

One vote per one share or as assigned by proxy below.

Voting Rights of Securities Sold in 2022 Regulation Crowdfunding Offering

Voting Proxy -- As fully described in the CF Offering, each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Restrictions on Transfer

Pertaining to any securities sold pursuant to Regulation CF, each investor should be aware that although the securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition, the investor may not transfer the securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO

Corporate Action in the Last Year

On December 2, 2023, the Company entered into a SAFE agreement for $100,000 with a Valuation Cap of $11,176,000 and a Pro-Rata Rights Agreement, whereby investors will have the right to purchase their pro rata share of private placements of securities by the Company occurring after a defined Equity Financing. This offering was made pursuant to Regulation D, Rule 506(b).

In 2024, through April 25, the Company entered into nine SAFE agreements totaling $82,500, with a Valuation Cap of $12,900,000 and Discount Rate of 80%. This offering was made pursuant to Regulation D, Rule 506(b).

Previous Offerings

The following issuance of securities was made in the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Offering Exemption Relied Upon
Common Stock	$1,034,922	530,085	Working capital, marketing, distribution & market expansion	November 14, 2022	Regulation Crowdfunding

Type	Common Stock
Amount Outstanding	530,085
Par Value per Share	$0.0001
Voting Rights	By Proxy to CEO**
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.
**As fully described in the 2022 Reg CF Offering, each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO").	

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$100,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap of $11,176,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.
*Pursuant to a Pro-Rata Rights Agreement, investors will have the right to purchase their pro rata share of private placements of securities by the Company occurring after a defined Equity Financing.	

Type	SAFEs (Simple Agreement for Future Equity)
Face Value	$82,500
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap of $12,900,000; Discount Rate of 80%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Financial Information

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as Exhibit B, in addition to the following information.

Operations

Uncle's Ice Cream was originally formed as a Wyoming corporation on August 29, 2017. On September 30, 2022, the Company converted from an S-corporation to a C-corporation as a result of exceeding 100 shareholders.

Liquidity

In March and April 2024, the Company issued SAFEs pursuant to Regulation D Rule 506(b) and raised approximately $82,500.

Capital Expenditures and Other Obligations

The Company does not have any material obligations for capital expenditures.

Valuation

The valuation for the offering was established by the Company, unlike listed companies that are valued publicly through market-driven stock prices.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.